SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)1

Committed Capital Acquisition Corporation.

(Name of Issuer)

Common Stock, par value $ 0.0001

(Title of Class of Securities)

20261V 10 3

(CUSIP Number)

JONATHAN SEGAL

411 West 14th Street, 2nd Floor

New York, NY 10014

(646) 624-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS RCI II, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,861,601(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,861,601(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,901(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.47%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 161,772 shares of Issuer Common Stock held of record by the TOG Liquidating Trust which are issuable to the Reporting Person upon the exercise of certain warrants of The One Group, LLC held by the Reporting Person.

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1	NAME OF REPORTING PERSONS Modern hotels (holdings), ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,040
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 157,040
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON CO

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1	NAME OF REPORTING PERSONS JONATHAN SEGAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,680,666(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,680,666(2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,680,666(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.83%
14	TYPE OF REPORTING PERSON IN

(2)	Does not include options to purchase 1,022,104 shares of Issuer Common Stock held by the Reporting Person, 511,052 of which vest ratably over a five year period on the anniversary of the date of grant and 511,052 of which vest upon the achievement of certain annual targeted milestones as determined by the Issuer’s board of directors.

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Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Committed Capital Acquisition Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 411 West 14th Street, 2nd Floor, New York, NY 10014.

Item 2.	Identity and Background.

(a) This statement is being filed on behalf of (i) RCI II, Ltd, an Isle of Jersey limited liability company (“RCI II”), (ii) Modern Hotels (Holdings”), Ltd., an Isle of Jersey limited liability company (“Modern Hotels”), and (iii) Jonathan Segal (“Segal). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of RCI II is 1 Hasting Road, St. Helier, Jersey, JE1 4HE, United Kingdom. The principal business address of Modern Hotels is Roseville Street, St. Helier, Jersey, JE1 4HE, United Kingdom. The principal business address of Mr. Segal is 411 West 14th Street, 2nd Floor, New York, NY 10014.

(c) RCI II was formed for investment purposes. Modern Hotels is a Hotel operating and investment company. The principal occupation of Jonathan Segal is acting as Chief Executive Officer of the Issuer.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jonathan Segal is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer Shares held by each of RCI II, Modern Hotels and Jonathan Segal were received as consideration in connection with the merger (the “Merger) by and among the Issuer, CCAC Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Merger Sub”), The One Group, LLC, a Delaware limited liability company corporation (“One Group”) and Samuel Goldfinger, as representative of the members of One Group (“Goldfinger”), pursuant to that certain Agreement and Plan of Merger by and among the Issuer, Merger Sub, One Group and Goldfinger, dated as of October 16, 2013 (the “Merger Agreement”). Upon consummation of the Merger, One Group became a wholly-owned subsidiary of the Issuer. The Merger Agreement is referenced as Exhibit 1 hereto (which incorporates by reference Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2013), and is incorporated herein by reference.

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Item 4.	Purpose of Transaction.

On October 16, 2013, the Issuer completed its acquisition of all of the outstanding limited liability company membership interests of One Group pursuant to the Merger Agreement. The Issuer issued an aggregate of 12,631,400 shares of Common Stock, of which 2,000,000 were deposited in escrow (see below) and paid an aggregate of approximately $11,750,000 million in cash to the former One Group members in exchange for the cancellation of their One Group membership interests, and concurrently issued an additional 3,110,075 shares of Common Stock in a concurrent private placement of its securities. As part of the Merger consideration, the Issuer issued to Jonathan Segal, the former Managing Member of One Group and currently the Issuer’s Chief Executive Officer and a Director, 1,000,000 shares of Common Stock as a control premium. The foregoing shares are in addition to the 7,680,666 shares issued to Mr. Segal and related entities in respect of his pro rata portion of shares of Common Stock issued to all One Group members.

As part of the Merger, the TOG Liquidating Trust (the “Liquidating Trust”) was organized for the sole purpose of assuming the One Group’s obligations to the holders of former One Group warrants, of which RCI II is one. Under the Merger Agreement, each One Group warrant outstanding at the effective date of the Merger was converted automatically into and became a beneficial interest in the Liquidating Trust. Upon the exercise of the One Group Warrants held by RCI II, the Liquidating Trust will distribute to RCI II its share of the merger consideration held by the Liquidating Trust, of which 161,772 Issuer Shares are a part. In the event that less than all One Group warrants are exercised pursuant to their terms, RCI II could receive additional Issuer Shares from the Liquidating Trust. The amount of such shares is not determinable at this time.

As described above, as a part of the Merger, 2,000,000 shares of Common Stock distributable to One Group members (the “Escrow Shares”) were deposited into an escrow account (the “Escrow Account”) at Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”) to secure certain potential adjustments to the Merger Consideration as described in the Merger Agreement and certain potential indemnification obligations. This amount includes 973,576 Issuer Shares owned by Mr. Segal, 292,283 Issuer Shares held by RCI II and 27,003 Issuer Shares held by Modern Hotels, respectively, as Escrow Shares. A copy of the form of Escrow Agreement is referenced as Exhibit 2 hereto (which incorporates by reference Exhibit 10.14 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2013), and is incorporated herein by reference.

In connection with the Merger, the former One Group Members that received shares of Common Stock as merger consideration entered into lock-up agreements with the Issuer pursuant to which each such person agreed not to sell, dispose of, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, without the written consent of the Issuer, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock until six months following the Closing Date. For the Reporting Persons, as beneficial owners of more than 10% of the Issuer’s outstanding Common Stock, the lock-up period is 12 months following the closing date of the Merger. A copy of the form of Lock-up Agreement is referenced as Exhibit 3 hereto (which incorporates by reference Exhibit 10.13.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2013), and is incorporated herein by reference.

Mr. Segal entered into an employment agreement with the Issuer in connection with the Merger (the “Employment Agreement”), pursuant to which he may receive grants of equity awards under the Issuer’s 2013 Employee, Director and Consultant Equity Incentive Plan, which was adopted in connection with the Merger (the “Plan”). Under the Employment Agreement, Mr. Segal was granted options to purchase up to 1,022,104 shares of Common Stock, subject to certain vesting requirements. The Plan is referenced as Exhibit 4 hereto (which incorporates by reference Exhibit 10.45 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2013), and is incorporated herein by reference. The Employment Agreement is referenced as Exhibit 5 hereto (which incorporates by reference Exhibit 10.32 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2013), and is incorporated herein by reference.

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The acquisition of the Shares were undertaken by the Reporting Persons for investment purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. Mr. Segal will influence the affairs of the Issuer in his capacity as its Chief Executive Officer and a member of its board of directors. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of October 16, 2013, there were 24,925,475 Issuer Shares outstanding.

As of the date hereof, RCI II directly beneficially owns 1,861,601 Issuer Shares, constituting approximately 7.47% of the Issuer Shares outstanding. Such amount includes (i) 161,772 Issuer Shares held by the Liquidating Trust, which may be issued to RCI II upon the exercise of certain One Group Warrants held by it and (ii) 292,283 Issuer Shares which are held in escrow and subject to forfeiture to satisfy certain indemnification claims. As the managing person of RCI II, Mr. Segal may be deemed to be the beneficial owner of the 1,861,601 Issuer Shares owned directly by RCI II.

As of the date hereof, Modern Hotels directly beneficially owns 157,040 Issuer Shares, constituting approximately 0.63% of the Issuer Shares outstanding. Such amount includes 27,003 Issuer Shares which are held in escrow and subject to forfeiture to satisfy certain indemnification claims. As the managing person of Modern Hotels, Mr. Segal may be deemed to be the beneficial owner of the 157,040 Issuer Shares owned directly by Modern Hotels.

As of the date hereof, Jonathan Segal directly beneficially owns 6,662,025 Issuer Shares and indirectly may be deemed to beneficially own the 1,861,601 Issuer Shares held by RCI II and the 157,040 Issuer Shares held by Modern Hotels, constituting approximately 34.83% of the Issuer Shares. Such amount includes 973,576 Issuer Shares which are held in escrow and subject to forfeiture to satisfy certain indemnification claims.

(c) Other than as reported herein and the following, the Reporting Persons have not engaged in any transactions in securities of the Issuer during the past 60 days.

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(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 24, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Agreement and Plan of Merger, dated as of October 16, 2013, by and among the Registrant, CCAC Acquisition Sub, LLC, The One Group, LLC, and Samuel Goldfinger, as Company Representative (incorporated by reference as Exhibit 2.1 to Form 8-K filed on October 16, 2013).

Exhibit 2. Escrow Agreement, dated October 16, 2013, by and among the Registrant, The One Group, LLC, Samuel Goldfinger, as Company Representative, the Liquidating Trust and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference as Exhibit 10.14 to Form 8-K filed on October 16, 2013).

Exhibit 3. Form of Lock-Up Letter Agreement between the Registrant and the greater than 10% members of The One Group, LLC (incorporated by reference as Exhibit 10.13.1 to Form 8-K filed on October 16, 2013).

Exhibit 4. 2013 Employee, Director and Consultant Equity Incentive Plan (incorporated by reference as Exhibit 10.45 to Form 8-K filed on October 16, 2013).

Exhibit 5. Employment Agreement, dated October 16, 2013, by and between The One Group, LLC and Jonathan Segal (incorporated by reference as Exhibit 10.32 to Form 8-K filed on October 16, 2013).

Exhibit 6. Joint Filing Agreement, by and between the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2013

RCI II, LTD.

By:	/S/ JONATHAN SEGAL
	Name:	Jonathan Segal
	Title:	Managing Person

MODERN HOTELS (HOLDINGS), LTD.

By:	/S/ JONATHAN SEGAL
	Name:	Jonathan Segal
	Title:	Managing Person

/S/ JONATHAN SEGAL
JONATHAN SEGAL

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of ta statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.0001 par value, of Committed Capital Acquisition Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 24, 2013

RCI II, LTD.

By:	/S/ JONATHAN SEGAL
	Name:	Jonathan Segal
	Title:	Managing Person

MODERN HOTELS (HOLDINGS), LTD.

By:	/S/ JONATHAN SEGAL
	Name:	Jonathan Segal
	Title:	Managing Person

/S/ JONATHAN SEGAL
Jonathan Segal